UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Relevant Shareholding Position

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Rio de Janeiro, September 8, 2020 – Petróleo Brasileiro S.A. – Petrobras, in compliance with article 12 of CVM Instruction no. 358, dated of 1/3/2002, reports that it was notified today by Capital Research Global Investors (CRGI), independent investment division of Capital Research and Management Company, that it has acquired preferred shares issued by the company and it manages share interests of approximately 5.09% of preferred shares issued by Petrobras, thus qualifying as a relevant holder of shares in the company’s capital stock, as per the information below:

I.	share interests held by CRGI totaled 285,451,396 preferred shares and American Depositary Receipts (ADRs) representing preferred shares, which represent approximately 5.09% of the total preferred shares issued by the company;

II.	in addition to the above-mentioned share interests, Capital World Investors and Capital International Investors, as independent investment divisions of Capital Research and Management Company, manage, respectively, 64,816,765 preferred shares and 16,539,403 preferred shares issued by the company, corresponding to 1.15% and 0.29%, respectively, of this type of share. These are minority investments that do not alter the composition of the control or the administrative structure of the company;

III.	the purpose of the aforementioned share interests is strictly investment, whereas there is no intention to alter shareholding control or the administrative structure of Petrobras;

IV.	CRGI did not celebrate any contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by Petrobras;

V.	CRGI has registered headquarters at 333 South Hope Street, Los Angeles City, California State, 90071, United States of America.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer